Exhibit 99.25

NTR METALS, LLC

AMENDMENT TO STOCK AGREEMENT

October 31, 2012

This Amendment to Stock Agreement (this “Agreement”) is made and entered into as of the date set forth above, by and among NTR Metals, LLC (the “Company”) and James J. Vierling (“Vierling”). Capitalized terms used but not defined herein have the meaning assigned to them in the Stock Agreement (as defined below).

RECITALS

WHEREAS, the undersigned entered into that certain Stock Agreement, dated as of September 9, 2011, by and between the Company and Vierling (the “Stock Agreement”), pursuant to which the Company agreed, upon Vierling’s request prior to December 31, 2012, to transfer to Vierling 375,000 shares of Guarantee Stock in exchange for the assignment and transfer by Vierling to the Company of (a) the 147,000 shares of Vierling Merger Stock and (b) any Option Stock received by Vierling;

WHEREAS, the Stock Agreement has not been exercised by Vierling and remains in effect; and

WHEREAS, pursuant to this Agreement, Vierling and the Company are amending the terms of the Stock Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

AGREEMENT

1. Extension. Section 1 of the Stock Agreement is hereby amended so that the reference to “December 31, 2012” is changed to “March 31, 2013”.

2. Further Extensions. The parties agree that the Stock Agreement, as amended, may not be exercised if, upon Vierling’s request to exercise, the Company informs Vierling that such exercise may reasonably result in the Company being subject to short-swing profit liability under Section 16(b) of the Securities Exchange Act of 1934 (herein referred to as an “Exercise-deferral Notice”). In the event of any such Exercise-deferral Notice under this Agreement, the parties agree that the exercise period of the Stock Agreement will be extended for a period of six months, provided that no extension will defer the exercise period beyond March 31, 2014.

3. Authority. Each party hereto represents and warrants that it had and has all necessary authority and legal capacity to enter into the Stock Agreement and this Agreement.

4. Taxes. All taxes associated with the Stock Agreement and this Agreement shall be borne by Vierling. Vierling acknowledges that (a) he has had the opportunity to consult with his own tax, legal and accounting advisors with respect to the Stock Agreement and this Agreement and (b) the Company has made no representations or warranties with respect to the tax, legal or accounting consequences of the Stock Agreement or this Agreement.

5. Choice of Law. The Stock Agreement and this Agreement are to be construed according to the laws of the State of Texas.

6. Integration of Contract. The Stock Agreement as amended by this Agreement constitutes the full understanding of the parties, and no terms, conditions, understandings or agreements purporting to modify or vary the terms of the Stock Agreement or this Agreement shall be binding unless hereafter made in writing and signed by the party to be bound.

7. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

[Signature page follows]

IN WITNESS HEREOF, the undersigned have executed this Agreement on the date first appearing above.

NTR METALS, LLC

By	/s/ John Loftus
Name: John Loftus
Title: President

/s/ James J. Vierling
James J. Vierling